SECURIT[IES AND EXCHANGE COMMISSI]ON

12011174

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FEB 23 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~67019~~ 67612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLARKESON RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Townsend Square
Oyster Bay, NY 11771

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, P.C.
(Name - *if individual, state last, first, middle name*)

250 Pehle Avenue Suite 101	**Saddle Brook**	**NJ**	**07663**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN BORNSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARKESON RESEARCH, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Christopher James Morabito
Notary Public, State of New York
No. 01MO6236142
Qualified in Nassau County
Commission Expires February 22, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarkeson Research, Inc.
Financial Statements
With Independent Auditors' Reports
For the Year Ended December 31, 2011

CLARKESON RESEARCH, INC.
DECEMBER 31, 2011

TABLE OF CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Clarkeson Research, Inc.:

We have audited the accompanying statement of financial condition of Clarkeson Research, Inc. (an S corporation), as of December 31, 2011, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarkeson Research, Inc. as of December 31, 2011, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 17, 2012

CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS:		
Cash	$	8,051
Receivable from broker		312,498
Prepaid and deposits		1,403
TOTAL ASSETS	$	321,952
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable - related party	$	50,000
Due to parent		6,900
Accrued expenses and accounts payable		7,460
TOTAL LIABILITIES		64,360
STOCKHOLDER'S EQUITY		
Common stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)		100
Additional paid-in capital		519,500
Accumulated deficit		(262,008)
TOTAL STOCKHOLDER'S EQUITY		257,592
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	321,952

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Principal transactions	$ 1,248,789
TOTAL REVENUES	1,248,789
EXPENSES:	
Commissions - related party	988,000
Custodian fees	124,879
Salaries	48,000
Consulting and professional fees	43,500
Market data services	21,600
Rent	13,200
Regulatory expenses	2,335
Other expenses	12,936
TOTAL EXPENSES	1,254,450
NET LOSS	$ (5,661)

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock				
	Number of Shares Outstanding	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance - January 1, 2011	100	$ 100	$ 519,500	$ (256,347)	$ 263,253
Net loss for the year	-	-	-	(5,662)	(5,662)
Balance - December 31, 2011	100	$ 100	$ 519,500	$ (262,009)	$ 257,591

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(5,661)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Receivable from broker		(11,520)
Prepaid expenses		(402)
Increase (decrease) in:		
Due to parent		(3,450)
Accounts payable and accrued expenses		6,104
Commissions payable		5,000
Net cash used in operating activities		(9,929)
NET DECREASE IN CASH		(9,929)
CASH, BEGINNING OF YEAR		17,980
CASH, END OF YEAR	$	8,051

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

On August 19, 2009, a shares purchase agreement was entered into between Bellatore, LLC and Clarkeson Research Group Inc. (the "Parent"). Bellatore LLC owned 100% of the stock of Bellatore Securities, Inc. a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. Bellatore Securities applied for a change of control with the Financial Industry Regulatory Authority ("FINRA") which was approved on October 1, 2009. In September 2009, a Board resolution was adopted under the laws of the State of Delaware and Bellatore Securities, Inc. changed its name to Clarkeson Research Inc. (the "Company"). The Company is a whole-owned subsidiary of Clarkeson Research Group, Inc ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities, corporate debt securities, mutual funds, government securities and municipal securities. The Company introduces its accounts on a fully-disclosed basis. The Company began operations in May 2010.

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k) (2) (ii) of that rule.

The Company has evaluated subsequent events through February 17, 2012, which is the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

At times during the year, the Company's cash accounts may exceed the related amounts of federal insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition

Revenues from principal transactions are recognized when the transactions close and realization is assured.

CLARKESON RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be an S corporation. The Company has also elected S corporation status in New York State. As an S corporation, the Company is not liable for federal income tax. Instead, the taxable income or loss is allocated and taxable to the Parent. Accordingly, no provision for federal income tax has been reflected in the accompanying financial statements. The Company does not file federal and New York State income tax returns. Its operations are included in the consolidated returns of its Parent.

The Company has adopted the provisions FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

At December 31, 2010 and 2009, the Company had no material unrecognized tax benefits.

NOTE 2 – RELATED PARTY TRANSACTIONS:

Parent

In July 2010, the Company entered into a service agreement with its Parent for its share of office space as well as other operational activities provided. The agreement expires in 2014. For the year ended December 31, 2011, rental and operational expenses amounted to $13,200 and $27,600, respectively. At December 31, 2011, the Company owed its Parent $6,900.

Other

The President of the Parent earns commissions on the Company's principal transactions. Commissions for the year ended December 31, 2011 totaled $988,000. At December 31, 2011, the Company owed $50,000 to the President, which was paid in January 2012.

NOTE 3 – RECEIVABLE FROM BROKERS:

Amounts receivable from brokers at December 31, 2011 consist of the following:

Clearing deposit	$ 250,000
Trading receivable	62,498
Total	$ 312,498

Clearing Deposit

The Company has a clearing agreement under which it is required to maintain a cash deposit with a clearing organization in the amount of $250,000. This clearing deposit shall remain on deposit with the clearing organization for a period no later than thirty (30) days subsequent to the termination of the agreement.

Trading Receivable

At December 31, 2011, the Company has a receivable from its broker of $62,498 for principal trading activities.

NOTE 4 – NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $256,189, which was $251,189 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

CLARKESON RESEARCH, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net Capital:	
Total stockholder's equity	$ 257,592
Total capital qualified for Net Capital	257,592
Deductions and/or charges	
Nonallowable assets from statement of financial position	
Prepaids and deposits	1,403
Total non-allowable assets	1,403
Net capital before haircuts	256,189
Haircuts	-
Net Capital	$ 256,189
Aggregate indebtedness	
Total Liabilities from statement of financial position	$ 64,360
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 4,291
Computation of alternative net capital requirement	
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 251,189
Ratio of aggregate indebtedness to net capital	0.26

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Clarkeson Research, Inc.

In planning and performing our audit of the financial statements of Clarkeson Research, Inc. (the "Company"), a wholly-owned subsidiary of Clarkeson Research Group, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED):

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 17, 2012

Rotenberg Meril

Clarkeson Research, Inc.

Financial Statements

With

Independent Auditors' Reports

For the Year Ended December 31, 2011